Exhibit 99.1

Golden Star Results of Annual General and Special Meeting

TORONTO, May 5, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Corporation") is pleased to announce that all resolutions at yesterday's Annual General and Special Meeting ("AGSM") were duly passed.

The results of the votes were as follows:

Resolution #1	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To elect the following persons as directors of the Corporation:
(a) Timothy C. Baker	171,649,468	3,219,401	98.2%	1.8%
(b) Samuel T. Coetzer	171,590,586	3,278,283	98.1%	1.9%
(c) Anu Dhir	171,360,889	3,507,980	98.0%	2.0%
(d) Robert E. Doyle	171,009,023	3,859,846	97.8%	2.2%
(e) Gilmour Clausen	170,997,872	3,870,997	97.8%	2.2%
(f) Daniel Owiredu	171,569,333	3,299,536	98.1%	1.9%
(g) Craig J. Nelsen	170,986,373	3,882,496	97.8%	2.2%
(h) Mona Quartey	171,589,181	3,279,688	98.1%	1.9%

Resolution #2	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To re-appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the Audit Committee to fix the auditors' remuneration.	265,609,736	9,323,334	96.6%	3.4%

Resolution #3	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To pass the Advisory Vote on Named Executive Officer Compensation.[1]	168,194,482	6,674,387	96.2%	3.8%

Resolution #4	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To pass the 2017 PRSU Plan Resolution.[1]	135,890,523	39,017,342	77.7%	22.3%

Notes:
1.	As defined in the Management Information Circular of the Corporation dated March 13, 2017

Tim Baker, Chairman of Golden Star, commented:
"Following yesterday's AGSM we say goodbye to two of our Directors, Tony Jensen and Bill Yeates, and we welcome Mona Quartey.  I'd like to thank Tony and Bill for their hard work and dedication over the years; they have made a huge contribution to Golden Star.  The Company they leave is very different from the one they joined and our transformation into a high grade, low cost, mid-tier producer is well underway. I am delighted that Mona is joining the Board and we will all benefit from her experience in finance, politics and operating in Ghana.  2017 is on track to be another important year for Golden Star and we have a strong team at all levels of the Company to enable us to deliver our objectives."

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production during the third quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 05-MAY-17